Smith-Midland Corporation
P.O. Box 300
5119 Catlett Road
Midland, Virginia 22728

August 20, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. John Cash

Re:	Smith-Midland Corporation
Form 10-K for the fiscal year ended December 31, 2007
File No. 1-13752

Dear Mr. Cash:

The following are the responses to the comments of the Securities and Exchange Commission set forth in your letter dated August 6, 2008. All responses set forth herein are numbered to correspond to the numerical paragraphs in the comment letter.

Questions regarding Form 10-K for the fiscal year ended December 31, 2007

Liquidity and Capital Resources, page 16

1.	Please be advised that in future filings we will provide disclosure with quantitative information regarding how changes in interest impact our earnings.

2.	Please be advised that in future filings we will disclose and discuss the accounts receivable days outstanding and inventory turnover.

Item 9A Controls and Procedures, page 20
Management’s Report on Internal Controls over Financial Reporting, page 20

3.
We have contracted with Grant Thornton, LLP, Business Advisory Services to document, test and provide any remediation required by the test results to provide adequate internal controls over our financial reporting and allow the principals of the company to attest to adequacy of such controls. To date, Grant Thornton has documented the internal controls of the company as of December 31, 2007, developed a risk based assessment and test plan and is in the process of scheduling an appropriate time for the testing. Once the testing has been completed, Grant Thornton will assist us in any remediation that is noted during the testing process. The project is expected to be completed in the early part of the fourth quarter and an amended 2007 Form 10-K will be filed at that time with a completed assessment of internal control by management.

Disclosure Controls and Procedures, page 21

4
The following wording appears in the Smith-Midland Form 10-Q for the quarter ended June 30, 2008 filed with the Commission on August 14, 2008 and will be revised, appropriately in the amended 2007 Form 10-K to reflect the results of our completed assesment:

“We carried out our evaluation, under the supervision and with the participation of our management, including our chief executive officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report, pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. As disclosed in our 2007 annual report, the Company was unable to complete a testing phase of the operating effectiveness of our controls due to the unexpected departure of our Chief Financial Officer and our controller going on medical leave. Based on that evaluation and the remaining testing phase to be completed, our principal executive officer and principal financial officer can only conclude that our disclosure controls and procedures as of the end of the period covered by this report were not effective.

“The Company anticipates the hiring of a permanent Chief Financial Officer on or before September 1, 2008. In the interim, the Company has utilized the services of an interim financial officer and has been utilizing the services of a consulting firm to develop a plan to test the effectiveness of our internal controls. In view of the foregoing, we anticipate that we will be in a position to provide a full and complete evaluation of the effectiveness of our internal control over financial reporting during the fourth quarter of 2008.”

Report of Independent Registered Public Accounts, page F-3

5.
The Report of Independent Registered Public Accountants from BDO Seidman, LLP, dated April 14, 2008 as included on page F-3 of the 2007 Form 10-K states that the audits were performed in accordance with the standards of the Public Company Accounting Oversight Board, (PCAOB), which refers to the United States PCAOB. Future filings will clarify by adding “(United States)” after PCAOB.

Revenue Recognition, page F-12

6.

•
Installation Services - Our standard products are typically sold from inventory and for the most part are not installed by Smith-Midland but rather by the general contractor who purchased the item. We do manufacture and sell certain products where the customer may choose installation by us, notably our wall sales (Slenderwall, architectural wall, and soundwall) and the Easi-set utility building. While these products do require installation by us or the general contractor, this is normally completed at the time of delivery or the next day depending on the time of delivery (product is not massed at the job site). In essence, the delivery and installation are performed simultaneous. In regards to the ability to separate installation and product revenue, using the building product as an example, we price the building itself and separate the installation and delivery services if the building is erected on site. If the building is assembled at our facility prior to delivery, the building price and the installation price are bundled and the sale is recorded as an assembled building with off-loading and shipping separately identified, with revenue recognition deferred until shipment for all components.

•
Shipping Revenues - Shipping revenue is recognized at the time the shipping services are provided to the customer. Invoicing of the customer is generated from a customer signed copy of the shipping document which verifies receipt of the product.

•
Leasing Revenue - Smith-Midland leases certain products to our customers from inventory. A lease agreement is executed prior to delivery stating the monthly lease rate and the delivery and pick-up price (shipping revenue). The agreed upon lease amount is collected prior to the delivery of the product. The amount received is credited to a deferred revenue account. At the end of each month, the portion of revenue earned for the month is recorded as lease income and a debit to deferred revenue is created so that revenue is recognized ratably over the lease term. The delivery charge is recognized in the month of delivery and the pick-up charge is recognized in the month in which the product is picked up.

•
Royalty Revenue -Smith-Midland licenses certain companies to manufacture products based on our engineering specifications. Each licensee is required to provide Smith-Midland with a monthly report itemizing their sales of licensed products. The licensee is required to include a check for the royalties due with their monthly report. The royalty fees are recorded based on the report furnished by the licensee. The royalty fees run between 4 and 6% and are calculated on gross sales by the licensee. Accordingly, royalty income is recognized in the month is which it is earned. Licensing agreements are for a five year term and are not refundable. Agreements are for $25,000 or $50,000 depending on the product, and revenue is recognized immediately to offset administrative and set-up costs. Licensing revenues for 2007 and 2006 were $125,000 and $65,000, respectively. Smith-Midland has no performance requirements under the licensing agreements.

•
Percentage of Completion - Smith-Midland is using the percentage of completion method for recording revenues on long term contracts under ARB-45 and SOP 81-1. ARB-45 recommends the use of the percentage-of-completion method for recognizing revenue on long-term contracts over the completed contracts method in order to better match revenue with the period in which it is earned. SOP 81-1 requires that we have the ability to make reasonably dependable estimates of the extent of progress toward completion, in order to recognize contract revenues on a percentage-of-completion basis. Because the units produced under these contracts are similar in composition, separate, and distinguishable, completion of units produced provide a reasonable measurement to estimate the percentage-of-completion as required by SOP 81-1. The contracts executed by the parties clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

•
Product Warranty - Smith-Midland products are typically sold pursuant to an implicit warrant as to merchantability only. Any complaints are reviewed and resolved on a case by case method. Although the company does incur costs for these types of expenses, historically the amount of expense is immaterial. The company does sometimes provide a warranty clause in certain long-term contracts, but our claims experience on these products has not justified providing a general warranty program provision. The balance in the reserve at December 31, 2007 was $50,000 for specific contracts.

•	Future filings will reflect additional disclosures regarding revenue recognition.

Advertising Costs, page F-13

7.
The Company produces and distributes advertising materials and promotes the licensed products through its own advertising subsidiary, AdVentures. Advertising expenses are treated as selling expense and typically expensed as incurred. Licensees pay the Company a flat monthly fee for co-op advertising and promotion programs and these fees are recorded as revenue. On an annual basis, advertising costs and licensee fees are approximately equal. With reference to EITF 01-9, Smith-Midland does not provide vendor participation in the cost of a reseller’s advertising. Rather, Smith-Midland does the advertising for the licensees as a group, primarily in order to secure volume discounts. The costs of the advertising are then passed along to the licensees who are all billed the same amount. The total amount of co-operative advertising expense in 2007 was $112,000.

Note 3, Related Party Transactions, page F-17

8.
The related party note receivable, with a balance of $143,730 as of December 31, 2005, was satisfied in 2006 by offset with accrued bonuses of $143,730 with no cash settlement. Additionally, a 2006 bonus of $24,094 was accrued and later paid to the officer to offset his tax liability for the non-cash bonuses used to satisfy the note receivable.

Note 7, Commitments and Contingencies, page F-20

9.
At December 31, 2006, management determined the capitalized acquisition costs were not recoverable because the contemplated acquisition was not expected to be completed. The Company formally notified the facility owner of this decision on March 14, 2007 when the Company ceased operation of the facility.

Smith-Midland hereby acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any questions, or we can be of any further assistance with regard to the foregoing, please do not hesitate to contact the undersigned at (540) 439-3266.

Very truly yours, /s/ Wesley A. Taylor Vice President Administration Principal Financial Officer.